Exhibit 99.3

NexTech AR Solutions Corp.

349 Carlaw Ave Suite 304

Toronto, ON M4M 2T1

NEWS RELEASE

NEXTECH CEO ANNOUNCES SHAREHOLDERS UPDATE

January 11th, 2019 – Vancouver, British Columbia - Toronto, ON – NexTech AR Solutions (the “Company” or “NexTech”) (CSE: NTAR) (OTC: NEXCF) (FSE:N29) is pleased to provide this first shareholder update since its listing date of October 31st, 2018.

NexTech AR Solutions has emerged as an early adopter and market leader of augmented reality (AR) and artificial intelligence (AI) and has been growing quickly with 21 employees with three offices located in Toronto, Dallas and NY.

1/10/19: Cash position $2,700,000

10/31/18: Listing price $0.25

1/10/19: Closing price $0.82 +227%

1/8/19: Entered into an agreement to acquire AR Ecommerce, LLC (“AR Ecommerce”) in consideration for two million common shares of NexTech. AR Ecommerce is a leading eCommerce business which generated approximately $2,650,000 (USD) in revenue (unaudited) and $275,000 (USD) in EBITDA for 2018 (unaudited) for the period from January 1st 2018-December 31st 2018. AR Ecommerce has been in business since 2011 and has served hundreds of thousands of customers over the years. This acquisition brings in house a substantial eCommerce business which NexTech plans on using as a showcase for its augmented reality (AR) and artificial intelligence (AI) technology stack as well as a foundation for additional strategic acquisitions.

1/3/19: Integrated the Experience API (xAPI) into its patent pending web enabled AR eCommerce platform. xAPI integration enables the tracking of micro-behaviors throughout the AR experience creating a valuable sea of data for eCommerce sites.

12/27/18: Began integrating IBM Watson’s Machine Learning (ML) algorithms into its patent pending web enabled AR platform. With this integration NexTech is quickly building out a next generation, industry first, artificial intelligence (AI) based AR eCommerce solution. With AI the platform will now be able to offer scanning of the body, hands, and feet as well as facial features, to understand an individual shopper’s style, sizes and preferences, as well as creating AR holograms acting as personal shopping assistants. The AR eCommerce platform is expected to exit beta and have a commercial launch in January 2019, with AI features beginning to rollout in February 2019.

12/20/18: Launched a new Unity plugin developer-focused program called the “ARitize Studio”. ARitize Studio is a publishing platform available for the creation and distribution of AR-first and AR-native experiences for iOS, Android and NexTech’s patent pending Web enabled AR platform. With this launch NexTech has built a powerful suite of tools which makes the creation of engaging Augmented Reality experiences simpler and more efficient for the Unity developer community.

12/20/18: CEO Evan Gappelberg bought $250,000 or 500,000 shares of NexTech common shares. He acquired the shares at $0.50/share through the exercise of his $0.50 warrants. This investment is a follow on investment to his $125,000 purchase which he made in May 2018.

12/11/18: Successfully integrated its patent pending web enabled AR eCommerce solution with Shopify, WordPress, and Magento. With this integration all Shopify merchants, Magento merchants and WordPress sites which together comprise about 90% of eCommerce, will have the ability to easily integrate AR shopping experiences into their sites.

12/5/18: BTV- Business Television came by the NexTech AR Toronto office to chat with our CEO Evan Gappelberg about our latest additions to the ARitized Ecomm platform.

LINK: http://www.nextechar.com/2018/12/btv-new-listing-alert/

12/4/18: Acquired “edCetra” a premier eLearning on demand platform. Since signing an exclusive license agreement in May 2018, NexTech has been working on integrating augmented reality (“AR”) into the “edCetra” platform which is now complete. The company is preparing the eLearning platform for a re-launch in January 2019, with the added augmented reality feature. NexTech sees education and training as another substantial opportunity where augmented reality can transform an entire industry.

11/29/18: Filed a comprehensive provisional patent application for its recently announced web enabled augmented reality eCommerce solution and is in the process of filing a fast-tracked non-provisional application over the next 60 days. NexTech’s patent allows for an efficient way of integrating augmented reality and mixed reality experiences across all platforms without having to install an app.

11/26/18: Released a beta version of its web enabled augmented reality eCommerce solution. With a web enabled AR solution, NexTech has eliminated the biggest friction point of AR, which was that a consumer first had to download an app to experience AR eCommerce. Over the next few weeks NexTech will be working with its partners to install its embed code into their websites and ARitize™ their products enabling online AR shopping.

10/31/18: Canadian Securities Exchange (the “CSE”) has approved the listing of the common shares of NexTech. NexTech’s shares are expected to begin trading on the CSE on October 31, 2018 under the trading symbol “NTAR”.

About NexTech AR Solutions Corp.

NexTech is bringing augmented reality (AR) to the masses by creating an AR ecosystem featuring eCommerce solutions for websites, AR learning and education as well as AR live streaming for events. The company has filed a patent around its AR web-enabled eCommerce platform which has been integrated with Shopify, Wordpress and Magento. The AR can “go live” on any ecomm site with just a few lines of embed code creating a highly scalable platform. The global eCommerce industry is a $2.8 trillion-dollar marketplace and growing. NexTech has acquired its e-learning platform “edCetra” which has been used by Fortune 500 companies such as Imperial Oil, Bombardier and Staples, as well as the Library of Congress and others to educate and train employees. NexTech has added augmented reality ("AR") training and education options into the platform and expects to launch in 2019. The company is also working on bringing forth its AR live streaming platform for shows and live events. All of the company’s platforms run off of one CRM which allows for its AR ecosystem to rise up. NexTech launched its ARitize™ app in August 2018, which is capable of hosting many brands 3D objects and augmented reality experiences. NexTech also owns a large and diverse revenue generating App Portfolio that is deployed on the iTunes and Google play store which it intends to ARitize™.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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